SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended April 30, 2008

Or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File No.: 1-7707

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Medtronic, Inc.

710 Medtronic Parkway

Minneapolis, MN 55432

Required Information

1.	Medtronic, Inc. Savings and Investment Plan Financial Statements and Supplemental Schedule April 30, 2008 and 2007

2.	Exhibit 23.1

Consent of Independent Registered Public Accounting Firm – McGladrey & Pullen, LLP

3.	Exhibit 23.2

Consent of Independent Registered Public Accounting Firm – PricewaterhouseCoopers LLP

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

MEDTRONIC, INC. SAVINGS AND INVESTMENT PLAN

Dated: October 24, 2008	By:	/s/ Martha Goldberg Aronson
Martha Goldberg Aronson Senior Vice President and Chief Talent Officer

Medtronic, Inc.

Savings and Investment Plan

Index to Financial Statements

Reports of Independent Registered Public Accounting Firms

Financial Statements:
Statements of Net Assets Available for Benefits as of April 30, 2008 and 2007
Statement of Changes in Net Assets Available for Benefits for the year ended April 30, 2008
Notes to Financial Statements

Supplemental Schedule:
Schedule H, Line 4i – Schedule of Assets (Held at End of Year) as of April 30, 2008

Note:

Other schedules required by 29 CFR Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Qualified Plan Committee

Medtronic, Inc. Savings and Investment Plan:

We have audited the accompanying statement of net assets available for benefits of the Medtronic, Inc. Savings and Investment Plan (the Plan) as of April 30, 2008, and the related statement of changes in net assets available for benefits for the year then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of the Plan for the year ended April 30, 2007 were audited by other auditors whose report, dated October 12, 2007, expressed an unqualified opinion on those statements.

We conducted our audit in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined that it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over the financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion of the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the 2008 financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Medtronic, Inc. Savings and Investment Plan as of April 30, 2008, and the changes in net assets available for benefits for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic 2008 financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of April 30, 2008, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. This supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic 2008 financial statements and, in our opinion, is fairly stated in all material respects when considered in relation to the basic 2008 financial statements taken as a whole.

/s/ McGladrey & Pullen, LLP

Minneapolis, Minnesota

October 24, 2008

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

Medtronic, Inc. Savings and Investment Plan:

In our opinion, the accompanying statement of net assets available for benefits presents fairly, in all material respects, the net assets available for benefits of the Medtronic, Inc. Savings and Investment Plan (the “Plan”) at April 30, 2007 in conformity with accounting principles generally accepted in the United States of America. This financial statement is the responsibility of the Plan’s management. Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit of this statement in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether this statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in this statement, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

/s/ PricewaterhouseCoopers LLP

Minneapolis, Minnesota

October 12, 2007

Medtronic, Inc.

Savings and Investment Plan

Statements of Net Assets Available for Benefits

(in 000’s)

	April 30,
	2008	2007
Investments at fair value (Note 2):
Interest in the Medtronic, Inc. Master Trust Fund, at fair value (Note 3)	$1,169,746	$1,366,791
Registered investment companies	1,604,479	1,477,691
Participant loans	28,707	25,134
Total investments	2,802,932	2,869,616

Contributions receivable:
Employer	44,315	36,644
Participant	5,809	5,426
Total receivables	50,124	42,070
Net assets available for benefits at fair value	2,853,056	2,911,686
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts (Note 2)	(2,568)	4,883
Net assets available for benefits	$2,850,488	$2,916,569

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Statement of Changes in Net Assets Available for Benefits

(in 000’s)

Year Ended
April 30,
2008
Investment loss:
Net depreciation in fair value of registered investment companies	$(127,855)
Plan’s interest in the Medtronic, Inc. Master Trust Fund loss	(57,890)
Interest and dividends from investments	105,527
Interest from participant loans	2,185
Total investment loss	(78,033)
Contributions:
Employer	87,938
Participant	179,678
Total contributions	267,616

Deductions:
Benefits paid to participants	255,201
Administrative expenses	980
Total deductions	256,181
Net decrease	(66,598)
Transfer from other plan (Note 1)	517
Net assets available for benefits:
Beginning of year	2,916,569
End of year	$2,850,488

See accompanying notes to the financial statements.

Medtronic, Inc.

Savings and Investment Plan

Notes to Financial Statements

1.	Description of the Plan

The following description of the Medtronic, Inc. Savings and Investment Plan (the “Plan”), provides only general information. Participants should refer to the Plan document for a complete description of the Plan’s provisions.

General and Eligibility

The Plan is a contributory defined contribution plan created by Medtronic, Inc. (the “Company”). The Plan seeks to provide stock ownership benefits and assist employees to increase retirement savings and financial security upon retirement. The Plan has three components: (i) a Supplemental Retirement Plan (“SRP”) component related to participant elective deferrals under Code Section 401(k) and Company cash matching contributions under Code Section 401(m), (ii) an Employee Stock Ownership Plan (“ESOP”) component which included matching contributions for the SRP and non-matching allocations of employer stock until April 30, 2005, and (iii) effective May 1, 2005 a Personal Investment Account (“PIA”) component related to additional employer contributions to a retirement account. Employees must elect to participate in the PIA or they will be automatically enrolled in other Company benefit programs. If employees elect to participate in the PIA, in lieu of benefits under other Company programs, they will receive employer cash contributions to their PIA.

Generally, the Plan is available to all eligible regular full-time and part-time employees immediately upon hire. Eligible employees other than regular full or part-time employees are eligible after performing 1,000 hours of service in a consecutive twelve month period. The Plan qualifies under Section 401(a) of the Internal Revenue Code of 1986, as amended, and is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”).

Transfer of Plan Assets

In November 2007, the Company acquired all of the outstanding stock of Kyphon Inc. In April 2008, in conjunction with the acquisition, the balance of outstanding loans for participants in the Kyphon Inc. 401(k) plan were transferred into the Plan resulting in an asset transfer in of $517,000, included in the Statement of Changes in Net Assets Available for Benefits. See Note 8 for additional information regarding the plan merger and transfer of the Kyphon Inc. 401(k) plan into the Plan.

Administration of Plan Assets

The Qualified Plan Committee (the “Committee”) of the Company oversees the administration of the Plan. The Committee appointed Vanguard Fiduciary Trust Company (the “Trustee”) as trustee of the Plan assets. Transactions are executed by the Trustee, as directed by the Committee in its capacity as Plan Administrator. The Trustee has also been appointed as Recordkeeper for the Plan and to provide participant services, education and communication services. The Trustee maintains a separate account in the name of each participant in the Plan to record the assets allocated to the participant and the earnings and losses thereon, and an allocation of administrative expenses.

Contributions

SRP

Participant contributions are made to the Plan through payroll deductions into their SRP Employee Contribution Accounts. Participating employees may contribute 2% to 75% of eligible compensation on a pre-tax basis to the Plan, and effective January 1, 2008 may make Roth (after-tax) elective deferrals to the Plan, subject to statutory limits. Effective January 1, 2007, new employees are automatically enrolled in the SRP component of the Plan at a contribution rate of 3%. This automatic enrollment occurs 60 days after the employee becomes eligible to participate, as defined above. The participant contribution rate will be increased annually at a rate of 1% until the participant reaches a maximum contribution rate of 10%, subject to statutory limits. Employees who do not wish to participate in the SRP component of the Plan will have the option to opt out within the 60 days prior to automatic enrollment in the SRP component of the Plan.

Participants who have attained age 50 before the end of the calendar year are eligible to make catch-up contributions.

Participants direct their contributions into various investment options offered by the Plan. The participants may change their investment decisions at any time by contacting the Trustee. However, any funds exchanged out of the Medtronic Interest Income Fund (which is included in the Medtronic, Inc. Master Trust Fund) must remain invested in another investment alternative for a period of at least three months before being moved to the Vanguard Total Bond Market Index Fund. Participants are also limited to two transfers per month in or out of the Medtronic Common Stock Fund (which is included in the Medtronic, Inc. Master Trust Fund). In addition, effective September 30, 2005, participants who exchange any amount out of a Vanguard mutual fund must wait 60 calendar days before exchanging back into the same fund.

Employer matching contributions are based on each participant’s SRP contributions up to 6% of eligible compensation, and range from 50% to 150% of these contributions, depending upon the achievement of certain Company performance goals. Participants direct the investment of their Company matching contributions into the same investment options available for their elective contributions.

The Company’s matching cash contributions to participants’ SRP accounts were $59,384,000, net of forfeitures, for fiscal year 2008.

ESOP

Prior to May 1, 2005, participants received employer matching SRP contributions into their ESOP Employer Match Accounts in the Plan and received an annual employer contribution to their ESOP Regular Accounts in the Plan. These ESOP contributions were made in shares of Medtronic, Inc. common stock. Participants are allowed to immediately diversify employer matching SRP contributions to any of the SRP investment choices. The annual contributions into the ESOP Regular Accounts ranged from 2.5% to 4.0% of qualified compensation, depending upon the achievement of certain Company performance goals. Up until May 1, 2007, active participants could only diversify a portion of their ESOP Regular Account when they had both reached age 55 and had been in the Plan for at least ten years. Effective May 1, 2007, all participants may diversify their ESOP Regular Account at any time. As of April 30, 2005, all shares in the ESOP had been fully allocated and accordingly, there were no employer ESOP contributions for fiscal years 2008 and 2007. As of April 30, 2008 and 2007, $168,149,000 and $213,506,000, respectively, of the ESOP assets are held in ESOP Employer Match Accounts, and $354,239,000 and $459,385,000, respectively, are held in ESOP Regular Accounts.

PIA

The Company contributes 5% of eligible compensation to those participants electing the PIA. Participants direct the Company contributions to any of the PIA investment choices consisting of the same investment options offered under the SRP. For fiscal years 2008, the Company contributed $28,554,000 to participants’ PIA accounts.

Subject to prior discretionary approval of the Plan Administrator and subject to Plan provisions, a participant may contribute amounts to the Plan from another qualified plan (“rollover contributions”).

Vesting and Forfeitures

Participants are 100% vested in their contributions, including earnings and losses thereon, at all times. Under the SRP and ESOP, active participants vest in Company contributions, including earnings and losses thereon, at a rate of 20% per year and become fully vested in all Company contributions after five years. Participants also become fully vested upon normal retirement date, death, total disability, termination of the Plan or complete discontinuance of employer contributions. Prior to May 1, 2007 under the PIA, active participants’ vested 100% in Company contributions, including earnings and losses thereon, after five years of employment. Effective May 1, 2007, active participants’ vest 100% in Company contributions, including earnings and losses thereon after three years of employment.

Nonvested account balances of terminated employees are forfeited. However, under the PIA, if a terminated employee returns to the Company, years of service and the Participant’s account balance are restored and under the SRP and ESOP, the employer contribution/match is restored if the employee returns to the Company within five years of termination. Participant forfeitures of nonvested amounts may be used at the Plan Administrator’s election to reduce any reasonable administrative expenses of the Plan, reduce employer contributions, or make an additional matching contribution to active participants’ accounts. The balances of unallocated forfeited nonvested accounts as of April 30, 2008 and 2007 were $2,417,000 and $11,382,000, respectively. During fiscal year 2008, participant forfeitures of $16,166,000 were used by the Plan Administrator for these items.

Distributions

Active participants who have attained age 59½ may request a partial or total cash withdrawal of their SRP Employee Contribution Account but are not allowed to take withdrawals from their ESOP accounts, PIA or SRP Employer Match Accounts until retirement or termination of employment. A vested participant in the Plan may receive a distribution as a lump-sum payment, subject to applicable taxes and penalties; or receive the balance in a series of payments upon reaching age 55.

Upon termination of employment, the participant must take a complete distribution if the value of the participant’s vested account is $5,000 or less. If the value of the participant’s vested account is greater than $5,000, the participant may elect to defer distribution until a later date, take a cash withdrawal, subject to applicable taxes and penalties, or request a direct rollover. Participant funds invested in Medtronic, Inc. common stock may be taken in-kind or as cash. If the distribution is greater than $1,000, but less than or equal to $5,000, and the participant does not provide direction on the distribution, the Trustee will establish an IRA for the mandatory distribution.

Active participants may take hardship withdrawals from their SRP Employee Contribution Account if they incur immediate and severe financial needs that cannot be met through other available sources in the Plan, including the available loan provisions. Hardship withdrawals cannot be taken from a Participants’ SRP Employer Match Account, ESOP accounts, or the PIA. The amount of hardship withdrawal cannot exceed the amount of the financial need and will be taxed upon distribution with a 10% penalty tax imposed.

Upon the death of a participant, the participant’s account becomes fully vested. Vested balances are paid to the designated beneficiary, or if no beneficiary has been designated, the balance is paid according to the terms and conditions of the Plan. The beneficiary has the option to take the Medtronic, Inc. common stock in-kind or as cash.

Participant Loans

Participants are limited to one outstanding loan at a time and can borrow up to 50% of their vested account balance in the participant’s SRP/ESOP accounts not to exceed the maximum loan amount of $50,000. However, the loan may only be distributed from the participant’s SRP balance. The minimum loan amount is $1,000. Loans are repaid through payroll deductions in equal amounts, typically over one to five years, or a maximum term of 30 years if the loan was transferred into the Plan as part of an acquisition. The interest rate is calculated as one percentage point over the prime rate as received by Vanguard Trust from Reuters at the beginning of the month in which the proceeds of the loan are paid to the borrower and remains fixed for the duration of the loan. At April 30, 2008, loans receivable were due at various dates through 2022 with interest rates ranging from 5.0% to 9.5%.

Plan Termination

The Plan provides that the Board of Directors of Medtronic, Inc. can terminate the Plan. Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the plan subject to the provisions of ERISA. In the event the Plan is terminated and there is not a successor plan, participants would become fully vested in Company contributions. Benefits would be distributed at that time in accordance with the Plan provisions.

2.	Summary of Significant Accounting Policies

Basis of Accounting

The accompanying financial statements are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”).

Use of Estimates

The preparation of the financial statements requires the Plan Administrator to make significant estimates and assumptions that affect the reported amounts of net assets available for benefits at the date of the financial statements and the changes in net assets available for benefits during the reporting period and, when applicable, disclosures of contingent assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

New Accounting Pronouncements

In September 2006, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards (SFAS) No. 157, “Fair Value Measurements” (SFAS No. 157). SFAS No. 157 defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements. SFAS No. 157 applies to reporting periods beginning after November 15, 2007 for financial assets and liabilities and to reporting periods beginning after November 15, 2008, for nonfinancial assets and liabilities. The Company does not believe that the adoption of SFAS No. 157 will have a material impact on the Plan’s financial statements.

Investment Valuation and Investment Income Recognition

The Plan’s investments are stated at fair value, except for investment contracts held by the Medtronic Interest Income Fund, which are valued at contract value. The Plan’s interest in the Medtronic, Inc. Master Trust Fund, excluding the fully benefit-responsive investment contracts, is valued at its unit closing price (comprised of the aggregate fair value of the respective underlying investments plus any uninvested cash position). The Medtronic, Inc. Master Trust Fund investments include fully benefit-responsive investment contracts and common shares of the Company. The fully benefit-responsive investment contracts consist of both traditional guaranteed investment contracts (“GICs”) and synthetic investment contracts. The fair value of the traditional GICs are comprised of the expected future cash flows of each contract discounted to present value. The fair value of the synthetic investment contracts are comprised of the aggregate market values of the underlying investments in registered investment companies and bond trusts. The common shares of the Company held by the Medtronic ESOP Fund and Medtronic Common Stock Fund are valued at their quoted market price. Shares of mutual funds (registered investment companies) are valued at quoted market prices, which represent the net asset value of shares held by the Plan. Participant loans are valued at estimated fair value, consisting of outstanding principal and related unpaid interest.

Interest income is recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Realized gains and losses related to sales of investments are recorded on a trade-date basis, and unrealized gains and losses are recorded based on the fair values as of the reporting date.

Investment Contracts

The Medtronic, Inc. Master Trust Fund, through its investment in the Medtronic Interest Income Fund, invests in fully benefit-responsive investment contracts including both traditional GIC contracts as well as synthetic GIC contracts. The Medtronic Interest Income Fund is credited with earnings from these contracts and charged for participant withdrawals and administrative expenses. The GIC issuer is contractually obligated to repay the principal and a specified interest rate that is guaranteed to the Plan. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer, but may not be less than 0%. Such interest rates are generally reviewed on a quarterly basis for resetting.

As described in Financial Accounting Standards Board Staff Position AAG INV-1 and SOP 94-4-1, “Reporting of Fully Benefit-Responsive Investment Contracts Held by Certain Investment Companies Subject to the AICPA Investment Company Guide and Defined-Contribution Health and Welfare and Pension Plans”, investment contracts held by a defined contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Plan invests in fully benefit-responsive investment contracts through the Medtronic, Inc. Master Trust Fund. The Statement of Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Assets Available for Benefits is prepared on a contract value basis.

The terms of fully benefit responsive investment contracts generally provide for settlement of payments upon maturity of the contract, termination of the contract or total liquidation of the covered investments. However, fully benefit responsive contracts also provide guarantees from the issuers to redeem at contract value all bona fide employee benefit related payment requests made by the Plan, if Plan cash levels are insufficient to meet those requests. Generally, benefit payments requested by the Plan under this “benefit responsive” provision will be made pro-rata, based on the percentage of investments covered by each issuer.

A synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. A synthetic GIC credits a stated interest rate for a specified period of time. Investment gains and losses from the underlying investments in the synthetic GIC are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. The crediting rate is primarily based on the current yield-to-maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is impacted by the change in the annual effective yield to maturity of the underlying securities, and is affected by the differential between the contract value and the market value of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate is adjusted periodically usually either monthly or quarterly, but in no event is the crediting rate less than 0%.

Synthetic investment contracts generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long term credit rating below a threshold set forth in the contract; is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, withdrawing plans may experience losses if the value of the Plan’s assets no longer covered by the contract are below contract value. The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value.

Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a synthetic GIC terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e. replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the Plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the Plan sponsor or other Plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (iv) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

Because traditional GICs and synthetic GICs are fully benefit-responsive, contract value is the relevant measurement attribute for that portion of the net assets available for benefits. Contract value represents contributions made under the contract, plus earnings, less participant withdrawals and administrative expenses. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

	Fiscal Year
Average yields for GICs and Synthetic GICs:	2008	2007
Based on actual earnings	4.5%	4.7%
Based on interest rate credited to participants	4.5%	4.6%

Administrative Expenses

Plan expenses, excluding participant loan fees, are paid by the Plan. Forfeitures may be used to pay such expenses. Plan expenses may also be paid for by the Company. Such expenses consist of recordkeeping, trustee and account maintenance fees. Participants with loans pay an origination and annual loan fee for loan administration and maintenance from their respective Plan accounts.

Payment of Benefits

Benefit payments are recorded upon distribution.

Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Subsequent to year-end, the credit and liquidity crises in the United States and throughout the global financial system have resulted in substantial volatility in financial markets and the banking system. These and other economic events have had a significant adverse impact on investment portfolios.

Concentration of Market Risk

As of April 30, 2008 and 2007, approximately 30.7% and 37.7%, respectively, of the Plan’s assets were invested in the common stock of Medtronic, Inc. A significant portion of this concentration results from the historical ESOP contributions to the Plan. The underlying value of the Medtronic Common Stock Fund, which is part of the Medtronic, Inc. Master Trust Fund, is entirely dependent on the performance of Medtronic, Inc. and the market’s evaluation of such performance. It is reasonably possible that changes in the fair value of Medtronic, Inc. common stock could materially affect participants’ account balances and the amounts reported in the Statement of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

3.	Plan’s Interest in the Medtronic, Inc. Master Trust Fund

Certain assets of the Plan are invested in the Medtronic, Inc. Master Trust Fund which also includes certain assets of The Medtronic Puerto Rico Employees’ Savings and Investment Plan. The Plan’s Trustee and Recordkeeper maintain a separate account for the associated Plan assets and liabilities held within the Medtronic, Inc. Master Trust Fund. At April 30, 2008 and 2007, the Plan’s interest in the net assets of the Medtronic, Inc. Master Trust Fund was 97.9% and 98.3%, respectively.

The Medtronic, Inc. Master Trust Fund is invested in three funds — the Medtronic Common Stock Fund, the Medtronic ESOP Fund, and the Medtronic Interest Income Fund. The Medtronic Common Stock Fund and Medtronic ESOP Fund are both fully invested in Medtronic, Inc. common stock. The investments in the Medtronic Interest Income Fund consist of guaranteed investment contracts issued by financial institutions, synthetic investment contracts issued by financial institutions which are backed by investment-grade, fixed-income securities and bond mutual funds, and money market securities.

Interfund transfers within the master trust generally relate to transfers initiated by participants of their account balances either into Plan investment options which are part of the Medtronic, Inc. Master Trust Fund or into other Plan investment options which are not part of the Medtronic, Inc. Master Trust Fund.

The financial data of the Medtronic, Inc. Master Trust Fund is as follows:

Medtronic, Inc. Master Trust Fund

Statements of Master Trust Assets

(in 000’s)

	April 30,
	2008	2007

Investments at fair value:
Medtronic, Inc. common stock	$876,933	$1,102,213
Guaranteed investment contracts	318,161	287,972
Medtronic, Inc. Master Trust Fund assets, at fair value	1,195,094	1,390,185
Adjustment from fair value to contract value relating to fully-benefit responsive investment contracts	(2,775)	5,281
Medtronic, Inc. Master Trust Fund assets	$1,192,319	$1,395,466

Medtronic, Inc. Master Trust Fund

Statement of Changes in Master Trust Assets

(in 000’s)

Years Ended April 30,
2008

Investment loss:
Interest	$13,411
Dividends on Medtronic, Inc. common stock	5,716
Net depreciation in fair value of investments	(75,974)
Total investment loss	(56,847)
Administrative expenses	(141)
Total loss	(56,988)
Employer contributions	19,059
Interfund transfers, net	(165,218)
Net decrease	(203,147)
Medtronic, Inc. Master Trust Fund assets
Beginning of year	1,395,466
End of year	$1,192,319

The net depreciation in the fair value of the Medtronic, Inc. Master Trust Fund investments for fiscal years 2008 and 2007, including gains and losses on investments purchased and sold as well as unrealized gains and losses on those held during the year relates to investments in Medtronic, Inc. common stock only.

The Plan’s interest in the total assets held in the Medtronic, Inc. Master Trust Fund and changes in assets during the period are as follows (in 000’s):

Years Ended April 30,
2008
Plan’s interest in the Medtronic, Inc. Master Trust Fund, beginning of year	$1,366,791
Investment loss:
Interest income	12,394
Dividends on Medtronic, Inc. common stock	5,700
Net depreciation in fair value of investments	(75,847)
Total investment loss	(57,753)
Administrative expenses	(137)
Plan’s interest in loss for the year	(57,890)

Employer contributions	15,862
Interfund transfers, net	(162,468)
Current year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	2,568
Prior year adjustment from contract value to fair value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts	4,883
Plan’s interest in Medtronic, Inc. Master Trust Fund, end of year	$1,169,746

4.	Investments

Individual investments representing 5 percent or more of the Plan’s assets are as follows (in 000’s):

	April 30,
	2008	2007
Registered investment companies:
Vanguard PRIMECAP Fund	$242,691	$233,191
Vanguard Wellington Fund	235,763	230,336
Vanguard 500 Index Fund	228,882	235,288
Vanguard International Growth Fund	215,046	177,667
Vanguard Windsor II Fund	166,831	188,050
Plan’s interest in Medtronic, Inc. Master Trust Fund	1,169,746	1,366,791

5.	Related Party Transactions

The Plan’s investments consist of the Plan’s interest in the Medtronic, Inc. Master Trust Fund and shares of registered investment companies managed by the Plan’s Trustee, as well as participant loans receivable. All investment transactions are managed by the Trustee and qualify as party-in-interest transactions, which are exempt from the prohibited transactions rules. These transactions are allowed by the Plan and the Internal Revenue Code. In addition, as previously noted, the Medtronic, Inc. Master Trust Fund invests in the common stock of the Company.

6.	Reconciliation of Financial Statements to Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 (in 000’s):

	April 30,
	2008	2007

Net assets available for benefits per the financial statements	$2,850,488	$2,916,569
Amounts allocated to withdrawing participants at April 30, 2007	—	(25,894)
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts at April 30, 2008 (Note 2)	2,568	—
Net assets available for benefits per the Form 5500	$2,853,056	$2,890,675

The following is a reconcilation of the net decrease in net assets available for benefits per the financial statements to the net loss per the Form 5500 (in 000’s):

Year Ended April 30,
2008

Net decrease per the financial statements	$(66,598)
Adjustment from fair value to contract value for Plan’s interest in the Medtronic, Inc. Master Trust Fund relating to fully benefit-responsive investment contracts at April 30, 2008 (Note 2)	2,568
Amounts allocated to withdrawing participants at April 30, 2007	25,894
Net loss per the Form 5500	$(38,136)

Fully benefit-responsive GICs are recorded on the Form 5500 at fair value as of April 30, 2008 while in the Plan’s financial statements these investments are presented at fair value with an adjustment to contract value.

Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to April 30, but not yet paid as of that date.

7.	Tax Status

The Plan received a favorable determination letter from the Internal Revenue Service dated August 20, 2004. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes the Plan is currently designed and being operated in compliance with the applicable requirements of the Internal Revenue Code. Therefore, no provision for income taxes has been included in the Plan’s financial statements.

8.	Subsequent Events

In November 2007, the Company acquired all of the outstanding stock of Kyphon Inc. In July 2008, in connection with the acquisition, the net assets of the Kyphon Inc. 401(k) plan were transferred into the Plan resulting in an asset transfer in of $37,310,000. This asset transfer was in addition to the transfer of the balance of outstanding loans of $517,000 that was transferred during the fiscal 2008 plan year.

SUPPLEMENTAL SCHEDULE

Medtronic, Inc. Savings and Investment Plan

Schedule H, line 4i – Schedule of Assets (Held at End of Year)

April 30, 2008

(in 000’s)

(a)	(b)	(c)	(d)	(e)
	Identity of Issue, Borrower, Lessor or Similar Party	Description of Investment, Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value	Cost	Current Value

*	Vanguard PRIMECAP Fund	Registered Investment Company	**	$242,691
*	Vanguard Wellington Fund	Registered Investment Company	**	235,763
*	Vanguard 500 Index Fund	Registered Investment Company	**	228,882
*	Vanguard International Growth Fund	Registered Investment Company	**	215,046
*	Vanguard Windsor II Fund	Registered Investment Company	**	166,831
*	Vanguard Explorer Fund	Registered Investment Company	**	113,847
*	Vanguard Total Bond Market Index Fund	Registered Investment Company	**	111,478
*	Vanguard Extended Market Index Fund	Registered Investment Company	**	84,722
*	Vanguard Morgan Growth Fund	Registered Investment Company	**	73,284
*	Vanguard Target Retirement 2015 Fund	Registered Investment Company	**	22,101
*	Vanguard Target Retirement 2025 Fund	Registered Investment Company	**	19,519
*	Vanguard Target Retirement 2020 Fund	Registered Investment Company	**	18,675
*	Vanguard Target Retirement 2035 Fund	Registered Investment Company	**	15,691
*	Vanguard Target Retirement 2030 Fund	Registered Investment Company	**	14,002
*	Vanguard Target Retirement 2010 Fund	Registered Investment Company	**	10,619
*	Vanguard Target Retirement 2040 Fund	Registered Investment Company	**	8,168
*	Vanguard Target Retirement 2005 Fund	Registered Investment Company	**	7,183
*	Vanguard Target Retirement 2045 Fund	Registered Investment Company	**	5,753
*	Vanguard Target Retirement Income Fund	Registered Investment Company	**	4,079
*	Vanguard Target Retirement 2050 Fund	Registered Investment Company	**	3,663
*	Vanguard Prime Money Market Fund	Registered Investment Company	**	2,482
*	Participant loans	Interest at 5.0% to 9.5% due at various dates through 2022	**	28,707

	Total Plan investments, excluding the Plan’s interest in the Medtronic, Inc. Master Trust Fund			1,633,186

	Plan’s interest in Medtronic, Inc. Master Trust Fund			1,169,746
				$2,802,932

*	Denotes party-in-interest
**	Cost information is excluded, as it is not required for participant-directed investments